

"HONESTY, INTEGRITY, AND CANDOR"

May 2015

LANDandBUILDINGS

www.RestoreMGM.com
www.LandandBuildings.com



HONESTY, INTEGRITY, AND CANDOR

■ On May 6, 2015, the Board of Directors (the "Board") of MGM Resorts International ("MGM" or the "Company") issued a letter to MGM shareholders responding to the presentation that we filed in support of our nomination of four director nominees

 – In its letter, the Board makes an effort to call into question the "honesty, integrity, and candor" of our director nominees

   • As demonstrated in this presentation, we find the questioning of our director nominees' decency not only unfounded but also highly ironic

■ Given the continued back-and-forth rhetoric thus far, we believe it is helpful to <u>again</u> summarize what this election <u>is</u> and <u>is not about</u>, in our view:

This election is not a vote on our proposed REIT structure – **It's about whether the Board has the appropriate expertise to effectively evaluate such a structure**

This election is not about a special dividend or monetizing MGM China – **It's about the Board's historical stewardship and whether they will objectively evaluate opportunities that create value for shareholders, even if such opportunities would shrink the size of their influence**

This election is not about the historical compensation of executives – **It's about changing the culture in MGM's boardroom to ensure that management's interests are properly aligned with shareholders going forward**

This election is not about replacing the Company's CEO – **It's about whether the Board has shown a willingness to hold management accountable for MGM's long-term underperformance**

Source: Company filings



"MGM HAS BEEN – AND CONTINUES TO – ACTIVELY EVALUATE ALL STRATEGIC INITIATIVES FOR THE COMPANY"

- In its most recent letter, the Board asserts that they regularly explore a REIT structure and are currently doing so:

> • We have for some time been actively evaluating all strategic initiatives for the Company, including a potential partial or total REIT strategy

  – If MGM had been exploring a REIT strategy prior to our involvement, why did Jim Murren make no recent public mention of such an initiative until our private conversations with the Company began?

  – Even if we give the Board the benefit of the doubt – that they are now exploring a REIT – key questions remain:

- **When will the results of the exploration of strategic initiatives (including a REIT) be shared with shareholders?**

- **Who on the Board is evaluating potential strategic initiatives?**
  - **Is it the entire Board?**
  - **If so, why not form a special committee of independent directors?**
  - **Who on the Board has experience with REIT conversions?**
  - **Which independent directors have extensive real estate experience?**

Source: Company filings



April 9
MGM discloses $400 million CityCenter special dividend

February 17
Mr. Murren appears on CNBC, where he states that MGM is willing to consider a REIT structure

April 20
MGM announces the retention of Evercore to review strategic options, including Land and Buildings' so-called "flawed proposal"

January 16
Representatives of Land and Buildings meet with Management, including Mr. Murren

March 17
Land and Buildings releases investor presentation highlighting what they believed to be the opportunity in the Company – MGM's share price closes 10.6% higher

May 4
MGM announces Q1 2015 earnings

Y-axis: $24.00, $23.00, $22.00, $21.00, $20.00, $19.00, $18.00, $17.00

X-axis: 2-Jan-15, 16-Jan-15, 30-Jan-15, 13-Feb-15, 27-Feb-15, 13-Mar-15, 27-Mar-15, 10-Apr-15, 24-Apr-15

Source: Capital IQ (line graph); Company filings (April 20)



"WE HAVE ENSURED THAT YOUR COMPANY HAS PERFORMED VERY WELL…"

- In perhaps what we view as the Board's most disingenuous argument, they are actually attempting to convince shareholders that the Company has performed well

As of year end 2014	Total Shareholder Returns			
	1 Year	3 Year	5 Year	Mar-09 (2)
DJ U.S. Gaming Index	(18.8%)	54.1%	148.0%	556.3%
Gaming Peers Median Returns (1)	(17.7%)	59.5%	147.8%	446.5%
MGM Resorts International	(9.1%)	105.0%	134.4%	940.2%

(1) Gaming Peers include: LVS, WYNN, BYD, PENN (inclusive of GLPI), CZR and PNK
(2) TSR performance for the gaming peer stocks since MGM's stock bottomed on March 5, 2009

- Why does the Board cease evaluating its performance as of year end 2014?
  - Does cherry-picking dates demonstrate a lot of "candor" by the Board?
- Why does the Board omit lodging peers?
  - 70% of MGM's Las Vegas revenue is from non-gaming sources
- Caesars Entertainment Corporation ("Caesars") has declared bankruptcy, but MGM includes it as a performance peer
  - Do investors want a board that is pleased to compare itself with a company in Chapter 11?
  - Is that an "honest" comparable company for MGM to measure itself against?
- The Dow Jones U.S. Gaming Index is comprised of three companies: MGM, Wynn, and Sands
  - **Why does the Board measure MGM's performance against an index where MGM is a significant component?**

- The Board uses a March 2009 date – when the Company was nearly bankrupt – to boast about its performance
  - We believe using this date is akin to a "that which does not kill us makes us stronger" argument, when in fact MGM has never fully recovered from the poor decisions made prior to the financial crisis
- It is noteworthy that many current directors **(<u>and all of the directors we are seeking to remove</u>)** were on the Board or in key positions at MGM for years prior to 2009 and are, at a minimum, partially responsible for the Company's major downfall, in our view
  - Jim Murren, for example, was the CFO of MGM starting in 1998 and was the "visionary" behind CityCenter before becoming CEO in 2008
  - Robert Baldwin, a current Director, was astutely selling huge quantities of MGM stock during 2006 and 2007 has been Chief Design and Construction Officer of the Company since August 2007

Source: Company filings



HOW WE MEASURE MGM'S PERFORMANCE

This table reflects our view of MGM's performance relative to that of its TSR peers over the last 1-, 3- and 5-year periods and since Mr. Murren became CEO, ending on March 16, 2015 (the day prior to the release of our proposal)

		1-Year	3-Year	5-Year	Since Mr. Murren became CEO
Gaming Peers	BOYD	▼29.4%	▼39.2%	▼5.8%	▼195.6%
	Sands	▲8.6%	▲29.9%	▼141.8%	▼1,327.0%
	PENN NATIONAL GAMING, INC.	▼53.6%	▼30.2%	▼132.0%	▼197.3%
	PINNACLE ENTERTAINMENT	▼65.4%	▼182.3%	▼239.2%	▼563.5%
	Wynn RESORTS	▲18.1%	▲19.3%	▼72.1%	▼348.6%
Lodging Peers	HILTON WORLDWIDE	▼56.7%	N/A	N/A	N/A
	HYATT	▼35.8%	▼5.8%	▼2.7%	N/A
	Marriott	▼81.9%	▼91.6%	▼166.7%	▼452.5%
	starwood Hotels and Resorts	▼34.0%	▼23.7%	▼54.6%	▼469.9%
	TSR Peer Median	▼35.8%	▼27.0%	▼102.1%	▼452.6%

Source: Bloomberg
Note: As of March 16, 2015 unaffected closing price











Source: Bloomberg; Note: As of March 16, 2015 unaffected closing price



MGM'S TSR COMPARED TO WYNN









Source: Bloomberg; Note: As of March 16, 2015 unaffected closing price



MGM'S TSR COMPARED TO PENN









Source: Bloomberg; Note: As of March 16, 2015 unaffected closing price



MGM'S TSR COMPARED TO BOYD









Source: Bloomberg; Note: As of March 16, 2015 unaffected closing price











Source: Bloomberg; Note: As of March 16, 2015 unaffected closing price



MGM'S TSR COMPARED TO HYATT







Source: Bloomberg; Note: As of March 16, 2015 unaffected closing price



MGM'S TSR COMPARED TO STARWOOD









Source: Bloomberg; Note: As of March 16, 2015 unaffected closing price



MGM'S TSR COMPARED TO MARRIOTT









Source: Bloomberg; Note: As of March 16, 2015 unaffected closing price



MGM'S TSR COMPARED TO HILTON



Source: Bloomberg; Note: As of March 16, 2015 unaffected closing price



WYNN AND SANDS ARE THE CLOSEST OPERATIONAL PEERS

- The Board takes issue with us comparing the Company's operations to only Wynn and Sands

> - In L&B's latest presentation, it selectively chose to compare MGM to WYNN and LVS, but these are very different companies due to our varied geographic footprints, revenue sources and overall size
>   - **Geographic footprint:** MGM receives approximately 70% of its Adjusted EBITDA from the U.S., compared to <30% for WYNN and <10% for LVS – these are clearly different geographic footprints
>   - **Revenue sources:** Casino revenues represented 54% of MGM's 2014 gross revenue, as compared to 73% and 78% for WYNN and LVS, respectively
>   - **Size:** MGM's $12 billion equity value is comparable in scale to WYNN's $14 billion; however, it is considerably smaller than LVS's $44 billion

  – We believe any knowledgeable investor who closely follows the gaming space will recognize that Wynn and Sands are MGM's closest operational peers

    - **We note that the Dow Jones U.S. Gaming Index, which MGM often compares itself to, is made up of three companies: MGM, Wynn, and Sands**

  – Just a few days ago, Jim Murren compared MGM's Bellagio to Wynn and Sands

> *"So, on the quarter, we're talking about Bellagio's margins were 29.5% and that was better than their peer group. That was better than Wynn and the Las Vegas Sands, in Las Vegas in the first quarter."*
>
> \- Jim Murren, Chairman & CEO of MGM
>
> Q1 2015 Earnings Call, May 4, 2015 (emphasis added)

- Furthermore, we believe the Board is cherry-picking in the above statement by simply referring to its best performing property – the Bellagio – as "a more relevant analysis" versus the two prime properties of Wynn and Sands

  – Why does the Board not include MGM's other premier properties Q1 2015 margins, including Mandalay Bay (23.8% EBITDA margin), MGM Grand (24.6% EBITDA margin), Mirage (21.4% EBITDA margin), and CityCenter (27.2% resort operations EBITDA margin)?

  – Considering that MGM has a much larger presence in Las Vegas than Wynn and Sands, shouldn't the Company consistently outperform its closest peers in that market?

Source: Company filings



EBITDA MARGIN COMPS

- We believe the Board inappropriately compares MGM's EBITDA margin to regional gaming companies – Boyd Gaming Corporation ("Boyd"), Penn National Gaming Inc. ("Penn"), and Pinnacle Entertainment Inc. ("Pinnacle") – and a company in Chapter 11 (Caesars)
  - We acknowledge that there are no perfect comps for MGM, or just about any company for that matter, however, the only relevant EBITDA margin comps for MGM are Wynn and Sands, in our view

	EBITDA Margins				
	2010	2011	2012	2013	2014
MGM Resorts International	17.8%	22.3%	21.8%	24.0%	24.5%
Las Vegas Sands Corp.	28.2%	34.4%	30.5%	32.4%	35.5%
Wynn Resorts, Limited	24.6%	26.7%	27.2%	29.6%	29.1%
Penn National Gaming, Inc.	23.7%	25.4%	23.5%	22.6%	9.8%
Boyd Gaming Corporation	18.4%	18.9%	16.9%	20.0%	21.1%
Pinnacle Entertainment, Inc.	18.3%	20.7%	22.0%	18.2%	25.2%
Caesars Entertainment Corporation	19.8%	20.6%	21.1%	20.8%	16.6%
Gaming Peer Median	**21.7%**	**23.1%**	**22.7%**	**21.7%**	**23.2%**
MGM Relative Performance	**(4.0%)**	**(0.8%)**	**(0.9%)**	**2.3%**	**1.3%**

Source: Company Management; company filings

Source: Company filings; FactSet

- MGM's Adjusted Property EBITDA margins were a solid 24.5% in 2014, which is higher than the industry median

- Amazingly, the Board includes Penn as a margin comp for 2014 even though Penn is now a substantially different business than in prior years as it has spun-off its real estate into a REIT
  - Remove Penn and the Board's boast about 2014 would have even less "candor," in our view

More important than comparing MGM to any peer is comparing MGM to its potential!

Source: Company filings



MGM'S LAS VEGAS PROPERTIES HAVE LAGGED IN MOST YEARS SINCE MR. MURREN BECAME CEO

■ Despite holding several of the top properties on the Las Vegas Strip, MGM has been unable to surpass the operating efficiency of Wynn and Sands during most years

– Since 2008, MGM's average EBITDA margin of their Las Vegas Strip properties was 23.5%, compared with 24.6% and 26.2% for Sands and Wynn, respectively

EBITDA Margin of Las Vegas Strip Properties

Year	MGM	Sands	Wynn
2008	28.2%	29.4%	23.0%
2009	23.2%	23.6%	19.8%
2010	20.4%	25.8%	20.9%
2011	22.0%	25.2%	29.7%
2012	22.1%	23.9%	27.5%
2013	24.1%	23.2%	30.8%
2014	24.3%	21.2%	31.5%

Legend: MGM, Sands, Wynn

Source: JP Morgan, February 2015
Note: Las Vegas consolidated assets for each company





LTM EBITDA Margin

	Employees	LTM Revenue	Revenue/Employee
Sands	48,500	$14,584,000,000	$300,701
Wynn	16,500	5,434,000,000	329,333
MGM	68,100	9,699,000,000	142,422

Felicia Hendrix, Barclays Capital:

"[A] question for you just on the cost side of things and I know it's harder to talk about flow-through this quarter, but as we think about the 50% goal, I'm wondering if that still stands for the year. And where are you seeing most of the cost pressures, and what are you doing to offset those?"

Jim Murren, Chairman & CEO of MGM

"I think when we look at our overall cost structure, it's pretty much in line with where we expected. Our costs were up about 2% in the quarter. Our FTEs were flat year-over-year. So, <u>we feel good about how we're managing our costs</u>, and there's always room for improvement that maybe Corey can touch on as well. But that's part of our normal process."

Q1 2015 Earnings Call, May 5, 2015 (emphasis added)

Source: FactSet
Note: Consolidated historical financials data through year end 2014



MGM Las Vegas Strip Quarterly Flow-Through

Note: "Flow-Trough" is defined as incremental EBITDA divided by incremental revenue

- Q1 '14: 55%
- Q2 '14: 37%
- Q3 '14: -52%
- Q4 '14: 26%
- Q1 '15: 0%

> *"50% [flow-through] is still a pretty good benchmark."*
>
> - **Jim Murren, Chairman & CEO of MGM**
>   Q4 2014 Earnings Call, February 17, 2015

> *"MGM should at the very least have some low hanging fruit on the cost side in the Strip operations."*
>
> Deutsche Bank, May 5, 2015

Source: Deutsche Bank, May 5, 2015
Note: Only inclusive of MGM's Las Vegas consolidated properties



"MGM'S EV/EBITDA 2014 MULTIPLE WAS ABOUT 10.5x, WHICH IS ABOVE THE MEDIAN INDUSTRY MULTIPLE OF 9.5x"

- The Board attempts to assert that MGM's valuation is in line with its peers, and again includes regional gaming companies (Boyd, Penn, and Pinnacle) and a company in Chapter 11 (Caesars)

	EV / EBITDA						
Gaming Peer EBITDA Multiple	2010	2011	2012	2013	2014	2015E	2016E
MGM Resorts International	17.0x	12.1x	10.9x	11.4x	10.5x	12.0x	11.1x
Las Vegas Sands Corp.	20.3x	13.0x	13.5x	15.4x	10.2x	12.1x	11.5x
Wynn Resorts, Limited	14.1x	10.4x	10.2x	13.3x	11.5x	13.0x	10.8x
Caesars Entertainment Corporation	NA	NA	28.6x	12.0x	13.5x	10.3x	10.3x
Boyd Gaming Corporation	10.9x	9.1x	12.5x	8.9x	7.8x	8.6x	8.2x
Penn National Gaming, Inc.	7.8x	8.1x	10.8x	2.7x	7.5x	7.3x	6.4x
Pinnacle Entertainment, Inc.	8.6x	7.3x	8.1x	15.4x	8.9x	9.6x	9.5x
Gaming Peer Median Multiple	**10.9x**	**9.1x**	**11.6x**	**12.7x**	**9.5x**	**9.9x**	**9.9x**
MGM Relative Performance	**6.1x**	**3.0x**	**(0.8x)**	**(1.3x)**	**1.0x**	**2.0x**	**1.2x**

Source: Company filings; FactSet

- We do not agree with the Company's multiples for MGM, Sands, and Wynn that appear to be misleading investors by not adjusting EBITDA multiples for pro rata ownership of each company's assets
  - Don't take our word for it, Deutsche Bank shows MGM's average EV/EBITDA multiple was 12.4x since 2008, compared to 16.4x and 15.0x for Sands and Wynn, respectively
  - Even using the Company's numbers, MGM has traded at a discount to its closest peers – Wynn and Sands – in four of the last five years
  - We note that Mr. Murren agrees with us that the Company is indeed undervalued
- According to JP Morgan, the 2015E and 2016E EBITDA multiples for MGM are 11.9x and 11.2x, compared to Wynn at 18.4x and 17.8x, and Sands at 14.9x and 14.2x

> *"About the only thing I did agree with in the Land and Buildings discussion is that we are under valued."*
>
> - Jim Murren, Chairman & CEO of MGM
>
> Q1 2015 Earnings Call, May 4, 2015

Source: Company filings



Annual EV/EBITDA

Since 2008, MGM's average EV/EBITDA was 12.4x, compared to 16.4x and 15.0x for Sands and Wynn, respectively

	2008	2009	2010	2011	2012	2013	2014	2015E

Source: Deutsche Bank, April 2015



- The Board asserts in its letter to shareholders that the Company has a "history of strong ROIC investments"
  - We agree that MGM China has had a solid return, however, the 19% ROIC in Detroit should be considered within **the standard range of what is acceptable; not something to boast about**
  - Why did the Board not highlight other development projects, such as CityCenter and Atlantic City?



Is a "history of strong ROIC" an honest statement?

Source: Bloomberg
Note: Calculated using consolidated financials
Note: Return on invested capital defined as net operating profit after tax divided by average invested capital



"MGM HAS MADE SIGNIFICANT PROGRESS IN IMPROVING ITS BALANCE SHEET"

- **MGM has made significant progress in improving its balance sheet:**
  - Net leverage on the Company's wholly owned domestic resorts (restricted group) has decreased from 10.1x to 8x pro forma for the conversion of the convertible notes in April 2015. Consolidated net leverage pro-forma for the conversion of the notes is now less than 5x
  - Significant improvements to credit profile, resulting in Moody's and S&P upgrading our corporate credit ratings by three levels to B2 / B+
  - Reducing the cost of long-term bond issuances from 11.9% in 2009 to 6% in 2014
- **MGM's Board has also been proactive in selling assets and de-risking its portfolio:**
  - Management sold: Golden Nugget, Primm, Laughlin, 50% of CityCenter, and Treasure Island
- **Further opportunities to de-lever the balance sheet in the near term include:**
  - Regular dividend policy at MGM China and CityCenter
  - Continued free cash flow growth

- Does MGM really have "Continued free cash flow growth?"

- MGM's "progress" has slowed dramatically and the Company is still considerably over-leveraged, in our view

$ in millions, except per share	2009	2010	2011	2012	2013	2014
Free Cash Flow	$451.06	$296.52	$373.88	$488.31	$748.43	$258.76
Free Cash Flow per Share	$1.19	$0.66	$0.67	$1.00	$1.53	$0.53

Source: FactSet
Note: Free cash flow defined as funds from operations plus changes in working capital less maintenance capital expenditures



"L&B LACKS CREDIBILITY"

L&B LACKS CREDIBILITY & DOES NOT DESERVE REPRESENTATION ON MGM'S BOARD

L&B has made inaccurate and misleading claims about MGM's business, its Board and even L&B's own proposal. In determining whether to elect L&B's nominees to our diverse and experienced Board, we ask shareholders to consider the following:

Flawed Proposal — L&B's initial proposal was riddled with errors and inaccurate assumptions. We believe it was widely disregarded by Wall Street analysts and L&B had to significantly revise it.

To name just a few substantive revisions to L&B's plan:

- The high end of L&B's pro forma valuation of MGM was lowered by 40% from $55 in its initial proposal to $33 in its revised draft
- The MGM China dividend decreased by over 60%, from $2.6 billion in its original proposal, to $1 billion in its latest
- EBITDA multiples for OpCo and PropCo were reduced by half to one whole turn

Despite all of this, L&B's revised proposal is still flawed and leaves critical items unaddressed or improperly accounted for, including:

- Not providing a clear description of lease terms and mechanics between OpCo and PropCo
- Using a lodging REIT model rather than traditional net lease model without clarifying how this is possible
- Overstating rent payments and understating corporate expenses
- Not accounting for debt repayment on assumed asset sales
- Ignoring that MGM China would still be over-levered vs. direct peers even with L&B's revised $1 billion dividend
- Failing to address E&P purge and related funding requirements, and related party ownership rules

- MGM's share price improved 10.6% the day our proposal was released and over the following three-day period MGM's stock rose by 15% and nearly 25% of the Company's shares outstanding traded hands – or more than one-third of the unaffiliated shares of the Company

- We retained an investment bank to independently review our proposal , and based on this review, using publicly available information, we made numerous changes to our initial proposal which **we believe clearly demonstrates that our nominees are open minded to having the best ideas prevail in the boardroom**
- We question whether the Board has the impartiality needed to make difficult decisions now if those decisions are different from those made in the past

- The Board suggests that our proposal is "flawed" and points out numerous "critical items", yet they have offered no solutions themselves
- **WE ARE OPEN TO AN ALTERNATIVE PROPOSAL FROM THE COMPANY**
  - We invite the Board to come forward and show how they believe they can dramatically and sustainably increase the Company's total shareholder return

Source: Company filings



THE DEAD HAND PUT IS DEAD

Dead Hand Put — It is important to note that the dead hand put language was requested by the lenders and never the MGM Board. While L&B has attempted to take credit for raising this issue — it is public information that MGM had been pursuing an amendment to its credit agreement and as of May 4, 2015, has now done so.

- **On March 2, 2015 MGM's 10K filing states: "…** agreed to extend the deadlines… until April 7, 2015, to allow the Company and Bank of America to pursue amendment of the credit agreement in the second quarter of 2015…"
- **On April 20, 2015 in a press release from L&B:** L&B began pointing to a "dead hand put" in our credit agreements, and since described it as an "egregious entrenchment technique"
- **As of Monday, May 4, 2015,** the Company amended its credit facility thereby eliminating this provision

- Even if the provision was requested by the Company's lenders, why would the Board approve the request?
- To be clear, we freely acknowledge that a different MGM shareholder, Pontiac General Employees Retirement System, deserves the credit for being the first to raise this issue when the filed suit against MGM in October 2014

- Yes, we do believe that the dead hand put is indeed an egregious entrenchment technique
  - So apparently do other shareholders including one who filed a lawsuit against MGM demanding that the provision be removed

- Would the Board have made this amendment if not for a shareholder lawsuit and a public proxy fight?

Did the dead hand put demonstrate the Board's "integrity"?

Source: Company filings



"FALSE INSINUATIONS MADE AGAINST ROLAND HERNANDEZ AND COMMENTS MADE BY L&B NOMINEE RICHARD KINCAID CALL INTO QUESTION L&B'S INTEGRITY"

- In its recent letter, we believe the Board attempts to disassociate itself from the set of events that led to Richard Kincaid resigning from the board of Vail Resorts Inc. ("Vail"); here, however, are the facts:
  - **Just days after we sent Mr. Hernandez a letter, Mr. Kincaid was given an ultimatum by Vail – pull out of the Land and Buildings slate for MGM or resign from the board of Vail**
  - Vail's governance guidelines require that before directors accept an invitation to serve on another public board of directors, they should inform the Nominating & Governance Committee, which is responsible for reviewing whether other board service would present a conflict or otherwise not be in the best interests of Vail
  - Mr. Kincaid has not received an invitation to serve as a Director of MGM and would not know if he was going to be asked to serve on the Board until after MGM's 2015 Annual Meeting; therefore, we believe Mr. Kincaid was not out of compliance with Vail's governance standards
  - Mr. Kincaid spoke with Roland Hernandez about the situation in early March – well before any public disclosure was made by Land and Buildings
  - Since Mr. Hernandez serves as the Lead Independent Director of Vail and the Lead Independent Director of MGM, clearly no conflict can exist that would disqualify Mr. Kincaid's service on the Board of MGM
  - Mr. Kincaid has received, on average, the support of 94% of Vail's shareholders, compared to 86% support for Roland Hernandez(1)
  - Mr. Kincaid refused to drop out of the Land and Buildings proxy contest with MGM because he strongly believed that the Vail board had no reasonable basis to make that demand

Did this situation demonstrate the Board's, and its Lead Independent Director's, "integrity"?

Source: Company filings

(1) Source: Institutional Shareholder Services; Note: Average support of shares outstanding at all shareholder meetings for which Mr. Kincaid and Mr. Hernandez were on the Vail board



Compensation — Contrary to L&B's assertions, MGM has achieved excellent executive-shareholder alignment with its compensation program.



	2009	2010	2011	2012	2013	2014
Pay	$13,752,443	$9,775,903	$9,933,557	$9,641,477	$10,991,426	$10,183,159
TSR	-33.70%	62.80%	-29.80%	9.60%	102.50%	-8.80%

Note that Glass Lewis gave the Company's compensation "D" grades in 2012, 2013, and 2014

It seems to us that Mr. Murren's compensation is *remarkably consistent* despite inconsistent and often underperforming shareholder returns

Source: Company filings (CEO compensation); FactSet (TSR); Glass Lewis

LANDandBUILDINGS

JIM MURREN'S RECENT MGM STOCK SALES



$30.00
$28.00
$26.00
$24.00
$22.00
$20.00
$18.00
$16.00
$14.00
$12.00
$10.00
Price Per Share
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
March 3, 2014
Sold 10,675 shares for $295,343
October 7, 2014
Sold 4,459 shares for $97,206
September 10, 2013
Sold 150,000 shares for $2,859,090
May 13, 2013
Sold 250,000 shares for $3,937,221
May 1, 2014
Sold 187,500 shares for $4,725,535
Current share price
November 5, 2013
Sold 8,765 shares for $167,850
October 3, 2014
Sold 7,342 shares for $162,478
November 5, 2014
Sold 8,765 shares for $190,376
October 3, 2013
Sold 7,342 shares for $151,090

Since 2013, Mr. Murren has sold over $12 million of MGM stock

Source: Capital IQ (line graph); FactSet (text boxes)

❑ Between 2006 and 2007:

    – MGM <u>repurchased</u> 16.4 million shares for over $1 billion, and

    – Robert Baldwin <u>sold</u> more than 750,000 shares for more than $64 million

HONESTY, INTEGRITY, AND CANDOR

Source: Company filings



December 2007
Sold 382,813 shares for **$34,573,154** – an average price per share of $90.31

In 2006, the Company repurchased 6.5 million shares for a total of $247 million, at an average cost of $37.98 per share

February 2005
Sold 1,440,000 shares for **$56,601,866** – an average price per share of $39.31

In 2007, the Company repurchased 9.9 million shares for a total of $827 million, at an average cost of $83.92 per share

October 2010 – November 2014
Sold 775,072 shares for **$13,085,238** – an average price per share of $16.88

August 2007
Sold 341,962 shares for **$28,332,777** – an average price per share of $82.85

June 2006
Sold 27,338 shares for **$1,150,656** – an average price per share of $42.09

Y-axis: Adjusted Price Per Share — $0, $10, $20, $30, $40, $50, $60, $70, $80, $90, $100

X-axis: Jan-05, Jul-05, Jan-06, Jul-06, Jan-07, Jul-07, Jan-08, Jul-08, Jan-09, Jul-09, Jan-10, Jul-10, Jan-11, Jul-11, Jan-12, Jul-12, Jan-13, Jul-13, Jan-14, Jul-14, Jan-15

Not only is Mr. Baldwin an excellent poker player – he is an excellent stock trader

Source: Capital IQ (line graph); FactSet (text boxes)



"STRONG CORPORATE GOVERNANCE PRACTICES"

> **MGM HAS STRONG CORPORATE GOVERNANCE PRACTICES &**
> **SHAREHOLDER PERSPECTIVE ON OUR BOARD TO ENSURE EFFECTIVE OVERSIGHT**
>
> Your Board is committed to best practices in corporate governance. In addition to significant shareholder representation on the Board, MGM received a favorable ISS governance and executive compensation report in 2014, and as of May 1, 2015, enjoys an ISS Governance Quickscore of 1 (the best possible). MGM's Board has also been significantly refreshed, bringing in additional perspectives, including adding four new directors in the past five years.
>
> Our goal is to ensure that MGM meets its full potential for the benefit of all shareholders, and that is exactly what we are focused on achieving. MGM's highly-skilled, independent and diverse group of experienced Directors is deeply familiar with the Company's business, has been licensed in multiple jurisdictions, and is highly qualified to provide effective oversight and lead the Company in formulating its strategy. The Board has extensive c-suite and government experience, expertise in gaming, lodging, real estate and finance, as well as public company directorship.
>
> Removing the targeted directors would result in MGM losing critical experience in labor and government relations, gaming and hospitality, media, international business, public utilities, energy, sustainability, and diversity programs, among other areas that are of critical importance to our business. Each of the four targeted directors makes extremely valuable contributions to our Board and we would be at a disadvantage with the departure of any one of them and the subsequent substitution by a candidate on L&B's slate. In fact, two of the L&B nominees only have public company board experience of short duration resulting from activist campaigns they were personally associated with.

■ We believe that good corporate governance goes well beyond any single provision and the claim of good governance in the face of poor performance leads to numerous questions we have for the Board:

- *Why did the Board not even interview any of our nominees prior to filing its proxy?*

- *Why is, as Mr. Murren stated to us, a social media expert rather than a real estate expert more important to add to the Board given the ongoing real estate evaluation?*

- *Who at MGM has been held accountable by the Board for the $4.5 billion in impairments over the last 6 years?*

- *After years of what we believe were disastrous capital allocation decisions, does the Board evaluate and hold senior management accountable for major capital expenditure projects based on expected versus actual returns after completion?*

- *How much stock have the independent directors purchased over the last few years?*

- *Why did the Board authorize the Company's record and meeting date earlier this year than in prior years?*

- *How long should Roland Hernandez serve as the "Lead Independent Director" for?*

- *Why did the Board allow for the dead hand put in its 2012 credit agreement and why did it take so long to remove?*

Source: Company filings



"HONESTY, INTEGRITY, AND CANDOR"

 Playing games, in our view, with the annual meeting and record date to minimize the full impact of shareholder democracy

 Cherry-picking peer groups and performance measurement dates to misrepresent company performance

 Insiders selling massive quantities of stock while the Company was repurchasing stock

 Agreeing to new debt provisions that ensure if you and your existing colleagues lose your jobs, the entire company goes into default

Honesty, Integrity, and Candor?



OUR DIRECTOR NOMINEES

LAND and BUILDINGS



LAND AND BUILDINGS’ DIRECTOR NOMINEES

- Our four independent, highly experienced director nominees will provide a fresh perspective to the Board and, given their deep real estate and finance experience, will help properly evaluate the strategic options for MGM’s real estate and capital structure



Matthew Hart

- *Former President, CFO, and COO of Hilton Hotels Corporation, and former CFO of Host Marriott Corporation*
- *Current Director of Air Lease Corporation, American Airlines Group Inc., and American Homes 4 Rent*



Richard Kincaid

- *Former President and CEO of Equity Office Properties Trust*
- *Current Chairman of Rayonier Inc. and Director of Dividend Capital Diversified Property Fund Inc., and Strategic Hotels & Resorts, Inc.*



Jonathan Litt

- *Founder and CIO of Land and Buildings*
- *Former Managing Director and Senior Global Real Estate Analyst at Citigroup*
- *Current Director at Mack-Cali Realty Corporation*



Marc Weisman

- *Former Partner of Weil Gotshal & Manges LLP, and former CFO of Oppenheimer & Co., Inc.*
- *Former Director of Artesyn Technologies Inc. and SOURCECORP, Inc.*



MATTHEW HART













- Former lodging executive as President, CFO and COO at Hilton Hotels Corporation ("Hilton")
  - President and Chief Operating Officer of Hilton, a global hospitality company, from 2004 until his retirement in 2007, where he was responsible for all operational aspects of Hilton
  - Also served as Executive Vice President, Chief Financial Officer and Treasurer of Hilton from 1996 to 2004
- Former Senior Vice President and Treasurer for The Walt Disney Company ("Disney")
  - At Disney, Matt was responsible for the company's corporate and project financing activities
- Former CFO at Host Marriott Corporation ("Host Marriott")
  - Played a significant role in formulating the plan to separate Marriott into two companies: a hotel management company (Marriott International) and a real estate holding company (Host Marriott)
- Other public company board experience:
  - Air Lease Corporation (2010-present)
  - American Airlines Group, Inc. (2013-present)
  - American Homes 4 Rent (2012-present)
  - B. Riley Financial Company (2009-present)

> *"MGM has iconic properties, which is why it's surprising to me that its long-term performance has not been up to par. The ideas put forward by Land and Buildings highlight <u>some</u> of the opportunities available to the Company – ideas where I have a great deal of experience. Working collaboratively with my fellow board members, I look forward to helping MGM bridge the value gap."*
>
> **Matthew Hart, Director Nominee**



- Mr. Hart's career at Hilton started in May 1996 when he was appointed CFO

- In May 2004, Mr. Hart's role at Hilton expanded as he assumed the President and COO roles

  - Mr. Hart was instrumental in separating the hotel business from the gaming business (Park Place)

- In July 2007, Hilton announced that affiliates of The Blackstone Group L.P. ("Blackstone") agreed to acquire the company for $47.50 per share ($26 billion total), a 40% premium to its closing price before reports of the transaction occurred



Hilton's share price improved 178.5% from the time Mr. Hart was named President and COO to Blackstone's acquisition of the company

"The pricing in the deal was strong...."

Jefferies, July 5, 2007

Source: SEC filings (bullet points); Capital IQ (line graph)



MATTHEW HART CASE STUDY: MARRIOTT

- Mr. Hart's career at Marriott started in 1981
- He grew within the Marriott organization and played a significant role in formulating the plan to separate Marriott into two companies: a hotel management company (Marriott International) and a real estate holding company (Host Marriott)
  - The separation allowed shareholders to choose which type of company they wanted to invest in
- In 1993, when the separation formally occurred, Mr. Hart assumed the role of CFO of Host Marriott until 1995, when he left the organization for Disney



$7
$6
$5
$4
$3
$2
$1
Sep-92
Mar-93
Sep-93
Mar-94
Sep-94
Mar-95
Sep-95
October 1993
Host Marriott spins off Marriott International
Host Marriott's share price improved 280.6% during Mr. Hart's final three years with the company
HOST MARRIOTT
CORPORATION

Source: Capital IQ

"Marriott management felt that investors would never pay what the hotel assets, in particular, were worth because they cared little for the cash flow aspect of ownership and regularly penalized the company for the high debt levels that routinely went along with financing ownership of the hotels."

The Investext Group, December 8, 1993

Source: SEC filings (bullet points); Capital IQ (line graph)



RICHARD KINCAID













- Former CEO of Equity Office Properties Trust ("Equity Office")
  - At the time, it was the largest publicly held office building owner and manager in the U.S., until its acquisition by Blackstone
  - Prior to becoming CEO, Mr. Kincaid served as the company's Chief Financial Officer, Executive Vice President, and Chief Operating Officer
- Former Senior Vice President of Finance for Equity Group Investments, Inc., where he oversaw debt financing activities for the public and private owners of real estate controlled by Sam Zell
- Mr. Kincaid has served on the board of directors of Rayonier Inc. ("Rayonier"), an international real estate investment trust specializing in timber and specialty fibers, since December 2004
  - Mr. Kincaid was appointed as Chairman of Rayonier in July 2014
  - Investors in Rayonier can attest to the remarkable turn-around that Mr. Kincaid led in the summer of 2014, in which the CEO was replaced, the Board was refreshed, and the Rayonier dramatically improved their disclosure practices
- Mr. Kincaid served on the board of Vail, a mountain resort operator, from July 2006 until April 2015 and has served on the board of Strategic Hotels and Resorts, Inc., the owner of upscale and luxury hotels in North America, since January 2009
- In addition, Mr. Kincaid has served as Chairman of Dividend Capital Diversified Property Fund, an owner of office, industrial and retail assets throughout the U.S., since September 2012

> *"I am very optimistic about the opportunity to create tremendous value at MGM. I believe the key to fixing MGM is improving their capital allocation discipline. With a renewed focus on returns on invested capital, there is no reason why MGM can't be **the highest-quality** gaming and leisure company in the world."*
>
> **Richard Kincaid, Director Nominee**



RICHARD KINCAID CASE STUDY: EQUITY OFFICE

- Mr. Kincaid had served in numerous executive roles at Equity Office before being named CEO in April 2003
  - At the time, the company was the largest publicly held office building owner and manager in the U.S.
- In November 2006, Equity Office announced that it agreed to be acquired by Blackstone for $48.50 per share, which was raised to $55.50 after Vornado Realty Trust stepped in with competing bids
- In February 2007, the sale closed for $39 billion



$60
$55
$50
$45
$40
$35
$30
$25
$20
Adjusted Price Per Share
Equity Office's total shareholder return was 163.4% during Mr. Kincaid's tenure as CEO
Equity Office
Apr-03
Oct-03
Apr-04
Oct-04
Apr-05
Oct-05
Apr-06
Oct-06

As CEO of Equity Office, Mr. Kincaid ensured that all reasonable strategic alternatives were explored to maximize shareholder value

Source: SEC filings (bullet points); Capital IQ (line graph)





JONATHAN LITT

- Founder and Chief Investment Officer of Land and Buildings
  - Mr. Litt founded Land and Buildings in the summer of 2008 to take advantage of the opportunities uncovered by the global property bubble
- Former Managing Director and Senior Global Real Estate Analyst at Citigroup
  - Former top-ranked sell-side REIT analyst with over 22 years of experience
  - Responsible for Global Property Investment Strategy, coordinating a 44-person team of research analysts located across 16 countries
  - Recognized as a leading analyst since 1995, achieving prestigious Institutional Investor Magazine #1 ranking for eight years and top five ranking throughout the period
- Current Director at Mack-Cali Realty Corporation



LANDandBUILDINGS

citi

MACK-CALI® Realty Corporation

"When we initially brought our ideas to MGM, we genuinely hoped to avoid a public campaign and work constructively with the Board. Unfortunately, this was not a path they were willing to take, and now that we find ourselves in a contested situation, we're actually pleased to have this opportunity to put a spotlight on the Company. The long-term performance of the Company relative to its peers has been unacceptable, and as we have done our due diligence, we have uncovered serious concerns about MGM's current boardroom culture. We believe that MGM is in need of a wakeup call, which we believe can benefit all shareholders."

Jonathan Litt, Director Nominee



JONATHAN LITT CASE STUDY: ASSOCIATED ESTATES

- Mr. Litt followed Associated Estates Realty Corporation ("Associated Estates"), an apartment REIT, since before its IPO in 1993 and identified significant undervaluation relative to real estate value that had persisted throughout the company's history
  - Associated Estates' operational underperformance and poor capital allocation decisions drove the discounted valuation, in our view
- Mr. Litt and the Land and Buildings team believed the board was not exerting effective oversight and was entrenched, over-tenured, under-qualified, and lacked true independence



Associated Estates returned 70% since Land and Buildings' public involvement
Adjusted Price Per Share
$30
$28
$26
$24
$22
$20
$18
$16
Jun-14
Sep-14
Dec-14
Mar-15
Associated Estates
Great Living – It's What We Do

- Consequently, Land and Buildings stated its intention to nominate a full slate of new director candidates
  - Associated Estates, in order to fend off Land and Buildings, added two new highly qualified directors to the board and embarked on a "business review"
- Ultimately, on April 22, 2015, Associated Estates announced the sale of the company for $28.75, representing a 17% premium to the prior day's closing price and a 65% premium to the price prior to Land and Buildings' public involvement on June 2, 2014
  - $28.75 was less than 1% below Land and Buildings' initial NAV estimate of $29 for the company published in November 2014

Mr. Litt demonstrated that, as a shareholder, he can effectuate change that maximizes value for all shareholders

Source: SEC filings (bullet points); Capital IQ (line graph)

MARC WEISMAN











- Chief Operating Officer of J.D. Carlisle LLC, a New York-based real estate development company

- Since 1993, Mr. Weisman has managed various investments, principally in public company equity and debt as well as private real estate transactions, for the Weisman family office

- Previously, Mr. Weisman served as Co-Managing Partner of Sagaponack Partners, LP, a corporate growth capital private equity fund, from 1996 to 2009, and as a group head at Credit Suisse First Boston, in 1996

- Mr. Weisman previously served as Chief Financial Officer and Chief Investment Officer of the ADCO Group, a real estate, banking, and consumer finance company from 1988 to 1995, and prior to that as Chief Financial Officer of Oppenheimer & Co, Inc. from 1985 to 1987

- Mr. Weisman served as an Associate and then Partner in the tax and real estate departments at Weil Gotshal & Manges, an international law firm, from 1979 to 1985

- Board experience:
  - Artesyn Technologies Inc.
  - Civeo Corporation
  - InterCept Inc.
  - Majesco Holdings Inc.
  - SOURCECORP, Inc.

> *"MGM has built some magnificent buildings and created numerous unique hospitality experiences that 'engage, entertain, and inspire.' Notwithstanding that, their strategic plan is from an old playbook that emphasizes growth over profitability and reflects a reluctance to consider creative ways to reorganize their holdings in a tax and financially efficient manner. If elected to serve on the MGM Board, I hope to bring some additional creativity to the conversation. Should MGM create a REIT? How can they minimize their tax liability? How can they use a larger toolbox of options to create shareholder value?"*
>
> **Marc Weisman, Director Nominee**









Mr. Weisman has a track record of significant creation of shareholder value

Source: Capital IQ

Note: Returns from Schedule 13D filing of involved shareholders to end of Mr. Weisman's board tenure of each company



DIRECTORS WE ARE OPPOSING

LAND and BUILDINGS



MGM Board Tenure

Mary Chris Gay	
William W. Grounds	
Gregory M. E. Spierkel	
William A. Bible	
Daniel J. Taylor	
Anthony L. Mandekic	
Rose E. McKinney-James	
Alexis M. Herman	
Roland A. Hernandez	
Robert H. Baldwin	
James J. Murren	

Number of years

We are seeking to replace four of the five longest-tenured directors

Source: FactSet





ROLAND HERNANDEZ

LEHMAN BROTHERS
Activists Ramp Up, and Boardroom Rifts Ensue
Cold Shoulder

- Mr. Hernandez has been on the Board for 13 years, making it inappropriate for him, in our view, to be the Lead "Independent" Director, because his long tenure could make it challenging for him to hold the CEO and Chairman accountable
- Mr. Hernandez was on the Lehman Brothers Holdings Inc. ("Lehman") board from 2005 until its chapter 11 bankruptcy plan became effective in 2011 and was a member of the Finance and Risk Committee prior to and at the time of Lehman's collapse
- Just days after we sent Mr. Hernandez a letter, one of our nominees, Richard Kincaid, was given an ultimatum by Vail – a board where they both served – pull out of the Land and Buildings slate for MGM or resign from the board of Vail
- Hernandez received the lowest support of any director at the last six Vail shareholder meetings, averaging 84% of the outstanding votes in support of his candidacy – despite the fact that neither ISS nor Glass Lewis issued a recommendation against him

in millions

MGM 2014 Annual Meeting Results

Director	Votes For	Votes Against
Robert H. Baldwin	352.9	1.4
William A. Bible	335.1	19.2
Mary Chris Gay	353.5	0.8
William W. Grounds	353.0	1.3
Alexis M. Herman	346.2	8.1
Roland Hernandez	**318.7**	**35.6**
Anthony Mandekic	353.1	1.2
Rose McKinney-James	352.9	1.4
James J. Murren	348.5	5.8
Gregory M. Spierkel	352.9	1.4
Daniel J. Taylor	351	3.3

Source: FactSet (table); Institutional Shareholder Services (bullet points)

"[ISS] notes that a director on MGM Mirage's board, Roland A. Hernandez, formerly served as a director of Lehman Brothers Holdings, Inc. until that firm's bankruptcy in September 2008. Given the circumstances surrounding the collapse of Lehman Brothers, particularly the failures of risk oversight, shareholders may have concerns about the suitability of former Lehman Brothers directors for board service. In this case, Mr. Hernandez served on the board from 2005 until its collapse in September 2008 and served on the Finance and Risk Committee, which was the board committee directly responsible for the oversight of risk management at Lehman Brothers. Therefore, [ISS] believes that MGM Mirage's Nominating/Corporate Governance Committee should consider Mr. Hernandez's role at Lehman Brothers and any implications to shareholders of MGM Mirage and provide assurance to shareholders that these factors were considered in the Nominating/ Corporate Governance Committee's decision to re-nominate him. Given the deterioration of Lehman Brothers during Mr. Hernandez's tenure as a director and member of the Finance and Risk Committee, shareholders may have concerns about Mr. Hernandez's membership on MGM Mirage's board. The company did not disclose the factors the Nominating/Corporate Governance Committee considered in making its decision to nominate Mr. Hernandez to the board, or whether it considered his role at Lehman Brothers. **_This is particularly troubling given that Mr. Hernandez serves as Presiding Director of the company and Chairman of the company's Audit Committee, which is the board committee responsible for risk oversight at the company_**."

ISS (Formally RiskMetrics) 2009 MGM Proxy Report (emphasis added)



ROBERT BALDWIN



✖ Mr. Baldwin has been on the Board for 15 years and has been the Chief Design and Construction Officer of the Company since August 2007

  – *By opposing Mr. Baldwin for the Board, we are not seeking to replace him as Chief Design and Construction Officer, rather, we believe that fresh perspectives in the Board are needed in order to ensure that "the best ideas win"*

✖ President of Project CC, LLC, the managing member of CityCenter Holdings, LLC, since March 2005, and President and Chief Executive Officer of Project CC, LLC since August 2007

Since 2005, Mr. Baldwin has sold 2,912,876 shares of MGM stock for a total of $131,647,448

Source: Company filings (bullet points); FactSet (text box)



DIRECTORS WE ARE OPPOSING

	Years on the MGM Board	MGM TSR During Board Tenure vs. TSR Peer Median	Gaming Operating Experience?	Hospitality Operating Experience?	Real Estate Operating Experience?	MGM Ownership %	Number of Shares Purchased on Open Market During Tenure
Robert Baldwin	**15**	**▼600%**	✔	✔	✔	**0.0109%**	**0**
Rose McKinney-James	**10**	**▼174%**	✘	✘	✘	**0.0002%**	**980**
Alexis Herman	**13**	**▼339%**	✘	✘	✘	**0.0011%**	**0**
Roland Hernandez	**13**	**▼427%**	✘	✘	✘	**0.0045%**	**4,500**

Are these directors' interests directly aligned with shareholders?

Source: FactSet (Board tenure, number of shares purchased on open market since each individual joined the Board); Bloomberg (TSR) as of March 16, 2015 unaffected share price; Land and Buildings analysis (experience, MGM ownership)



CONTACT INFO

Shareholders

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor
New York, N.Y. 10022
(212) 750-5833
Stockholders Call Toll-Free at: (877) 825-8631
Banks and Brokers Call Collect at: (212) 750-5833

Media

SLOANE & COMPANY

Elliot Sloane / Dan Zacchei
Sloane & Company
212-486-9500
ESloane@sloanepr.com or
DZacchei@sloanepr.com

PLEASE VOTE THE GOLD PROXY CARD



DISCLOSURES

This presentation with respect to MGM Resorts International ("MGM" or the "Company") is for general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of Land & Buildings Investment Management ("Land & Buildings"), and are based on publicly available information and Land & Buildings analyses. Certain financial information and data used herein have been derived or obtained from filings made with the SEC by the Company or other companies considered comparable, and from other third party reports.

Land & Buildings has not sought or obtained consent from any third party to use any statements or information indicated herein. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No representation or warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate.

There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections, pro forma information and potential impact of Land & Buildings' action plan set forth herein are based on assumptions that Land & Buildings believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security. Land & Buildings reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Land & Buildings disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security. Private investment funds advised by Land & Buildings currently hold shares of the Company's common stock. Land & Buildings manages investment funds that are in the business of trading – buying and selling – public securities. It is possible that there will be developments in the future that cause Land & Buildings and/or one or more of the investment funds it manages, from time to time (in open market or privately negotiated transactions or otherwise), to sell all or a portion of their shares (including via short sales), buy additional shares or trade in options, puts, calls or other derivative instruments relating to such shares. Land & Buildings and such investment funds also reserve the right to take any actions with respect to their investments in the Company as they may deem appropriate, including, but not limited to, communicating with management of the Company, the Board of Directors of the Company and other investors and third parties, and conducting a proxy solicitation with respect to the election of persons to the Board of Directors of the Company.

Land & Buildings recognizes that there may be confidential information in the possession of the companies discussed in the presentation that could lead these companies to disagree with Land & Buildings' conclusions. The analyses provided may include certain statements, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies, access to capital markets and the values of assets and liabilities. Such statements, estimates, and projections reflect various assumptions by Land & Buildings concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. Actual results may vary materially from the estimates and projected results contained herein. Land and Buildings' views and opinions expressed in this report are current as of the date of this report and are subject to change. Past performance is not indicative of future results. Registration of an Investment Adviser does not imply any certain level of skill or training. Land & Buildings has received no compensation for the production of the research/presentation.

Funds managed by Land & Buildings and its affiliates have invested in common stock of MGM. It is possible that there will be developments in the future that cause Land & Buildings to change its position regarding MGM Resorts International. Land & Buildings may buy, sell, cover or otherwise change the form of its investment for any reason. Land & Buildings hereby disclaims any duty to provide any updates or changes to the analyses contained here including, without limitation, the manner or type of any Land & Buildings investment. Funds managed by Land & Buildings and its affiliates may invest in other companies mentioned in this report from time to time.

LAND & BUILDINGS CAPITAL GROWTH FUND, L.P., LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC AND JONATHAN LITT (COLLECTIVELY, "LAND & BUILDINGS") AND MATTHEW J. HART, RICHARD KINCAID AND MARC A. WEISMAN (TOGETHER WITH LAND & BUILDINGS, THE "PARTICIPANTS") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON APRIL 16, 2015 A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF MGM RESORTS INTERNATIONAL (THE "COMPANY") FOR USE AT THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD HAVE BEEN FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, INNISFREE M&A INCORPORATED, LAND & BUILDING'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST.